UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August 2013                                                                           Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.

(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West

33rd Floor

Montréal, Québec

Canada H3A 3J2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F  ☐

 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

 Yes   ☐

 No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 GILDAN ACTIVEWEAR INC.

 Date:           August 1, 2013

 By:

 /s/  Lindsay Matthews

 Name:

 Lindsay Matthews

 Title:

 Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

 Exhibit

 Description of Exhibit

 99.1

 Management’s Discussion and Analysis

 99.2

 Interim Financial Statements

 99.3

 Certification of Interim Filings — CEO

 99.4

 Certification of Interim Filings — CFO